UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

Press release issued by ABB Ltd dated December 19, 2008.

Press Release For your business and technology editors

ABB fourth-quarter results to be impacted by pre-tax provisions of about $850 million

Zurich, Switzerland, Dec. 19, 2008 - ABB, the leading power and automation technology group, will book pre-tax provisions of approximately $850 million in the fourth quarter of 2008.

The provisions are for potential costs related to the previously disclosed investigations by the U.S. and European authorities into suspect payments and alleged anti-competitive practices, respectively. The provisions also include an amount for the anticipated impact of a pending tax dispute, asset write downs and restructuring charges relating to the weaker business environment.

ABB’s order intake for October and November 2008 reflect weakening market conditions, partly driven by the lack of affordable financing, uncertain commodity prices and deferral of customers’ investment decisions. The operational performance of the Group remains broadly at the level of the first nine months of 2008. However, the volatility of major commodity prices and exchange rates in the current quarter is again expected to have a negative impact on EBIT due to the mark-to-market treatment of hedging transactions.

ABB is launching a program to reduce the current cost base by more than $1 billion by addressing and accelerating operational excellence, sourcing, footprint and productivity measures. More details about this program and its potential restructuring costs will be announced when full-year earnings are reported on Feb. 12, 2009.

“Given the uncertainty surrounding the global economy, we must be sensible and prudent from an early stage and ensure that ABB’s cost base is in line with weaker market conditions,” said Joe Hogan, Chief Executive Officer of ABB.

“Although the economic environment is currently quite challenging, ABB remains in a very solid financial position, with a strong order backlog and, over the long term, fundamentally sound demand for infrastructure investment and measures to improve energy efficiency,” he added.

ABB remains confident that it will meet its previously communicated 2008 growth targets of 15-20 percent in power and in excess of 10 percent in automation (local currency revenues).

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 120,000 people.

Important notice about forward-looking information

This press release contains forward-looking information and statements including statements about our targets. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, costs associated with compliance activities, the amount of revenues we are able to generate from backlog and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations, fluctuations in interest rates and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact

Media Relations:	Investor Relations:
ABB Corporate Communications, Zurich	Switzerland: Tel. +41 43 317 7111
Wolfram Eberhardt, Thomas Schmidt	Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958	investor.relations@ch.abb.com
media.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: December 19, 2008	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel